Exhibit A-3

The capitalization ratio of ScottishPower under US GAAP as of 30 June 2004 is as follows:

Narrative	In Millions ($)	% of Capitalization
Common Stock Holders Funds	10,578	53%
Short term debt	995	5%
Long term debt	8,365	42%
Total Capitalization	19,938	100%